Media release

Rio Tinto delivers strong first quarter production

15 April 2014

Rio Tinto chief executive Sam Walsh said “Rio Tinto has started the year with a series of performance records as we continue to drive productivity gains across our operations. Our Pilbara iron ore business has again set new benchmarks for production, shipments and rail volumes for the first quarter and we are well on track to reach nameplate capacity of 290Mt/a by the end of the first half of 2014. Our mined copper production benefited from higher ore grades at Kennecott Utah Copper and production ramp up at Oyu Tolgoi and we also had a record first quarter for bauxite, primarily driven by higher production at Weipa.”

Highlights

		Q1 2014	vs Q1 2013	vs Q4 2013
Global iron ore shipments	mt (100% basis)	66.7	+16%	-8%
Global iron ore production	mt (100% basis)	66.4	+8%	-6%
Mined copper	kt (RT share)	156.5	+17%	-6%
Bauxite	mt (RT share)	10.0	+5%	-12%
Aluminium	kt (RT share)	832	0%	-2%
Hard coking coal	mt (RT share)	1.9	+14%	-22%
Semi-soft and thermal coal	mt (RT share)	6.8	+12%	+4%
Titanium dioxide feedstock	kt (RT share)	389	-9%	+8%

  Record first quarter iron ore production, shipments and rail volumes. Shipments from the Pilbara exceeded production in the quarter, despite the impact of tropical cyclone Christine which closed our ports for three days at the end of 2013 and affected the progressive recovery of rail and ports into January. The full ramp up is well on track to achieve nameplate capacity of 290 Mt/a by the end of the first half of 2014.

  Mined copper benefited from higher grades at Kennecott Utah Copper and production at Oyu Tolgoi. This more than offset the elimination of production from copper assets divested in 2013.

  Record first quarter bauxite production and shipments were driven by a ramp up of production at the Weipa mine in Australia to feed the newly expanded Yarwun alumina refinery.

  Production of coal improved in the first quarter of 2014 compared to the same period in 2013 due to the productivity improvement programme.

  Exploration and evaluation expenditure was $155 million in the first quarter of 2014, sustaining the savings achieved in 2013 whilst progressing the highest priority future growth projects.

  On 13 March 2014, Rio Tinto launched the latest phase of its industry-leading Mine of the Future™ technology and innovation programme. The Processing Excellence Centre (PEC) is a state-of-the-art facility that harnesses ‘big data’ in real time at seven Rio Tinto copper and coal operations across the globe to maximise productivity and improve performance.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q1 2014	vs Q1 2013	vs Q4 2013
Pilbara Blend Lump	13.3	+10%	-3%
Pilbara Blend Fines	19.6	+8%	-4%
Robe Valley Lump	1.4	+13%	-13%
Robe Valley Fines	2.9	+10%	-1%
Yandicoogina Fines (HIY)	13.4	+10%	-7%
IOC (pellets and concentrate)	1.8	-12%	-24%

Global iron ore production of 66.4 million tonnes (Rio Tinto share 52.3 million tonnes) and shipments of 66.7 million tonnes set new first quarter records. Rio Tinto’s share of production was eight per cent higher than in the same period of 2013.

Pilbara operations

First quarter production of 63.4 million tonnes (Rio Tinto share 50.6 million tonnes) was ten per cent higher than the same period in 2013 and set a new first quarter record, driven by productivity improvements and the continued ramp up towards 290Mt/a.

Production in the first quarter was below fourth quarter levels due to disruption caused by seasonal weather patterns. Severe tropical cyclone Christine closed Rio Tinto’s Pilbara ports and coastal rail operations in late December. Heavy rainfall associated with this cyclone and other adverse weather conditions in January and February impacted across mine, rail and port operations.

Following early completion of infrastructure works associated with the 290 Mt/a project last year, the ramp up to nameplate capacity of 290 Mt/a continued in the first quarter of 2014. The newly commissioned system achieved daily equivalent run- rates at or above nameplate capacity on certain days in the first quarter, although performance of the integrated system remains variable. The commissioning remains on schedule to be complete by the end of the first half of 2014.

Pilbara marketing

First quarter sales of 64.2 million tonnes (100 per cent basis) were 17 per cent higher than the same period of 2013, setting a new first quarter record. Sales in the first quarter continued to exceed production due to the drawdown of iron ore inventories built at Pilbara mine sites in previous years to facilitate the rapid ramp up of shipments to 290Mt/a.

Pilbara expansion

Expansion of the port, rail and power infrastructure capacity to 360 Mt/a remains on track for completion by the end of the first half of 2015.

In November 2013, Rio Tinto set out its breakthrough pathway to optimise the growth of mine capacity towards 360 Mt/a at a target all-in capital intensity of between $120-130 per tonne (100 per cent basis), significantly lower than originally planned. A series of low- cost brownfield expansions will bring on additional tonnes to feed the expanded infrastructure. From a base run rate of 290 Mt/a by the end of the first half of 2014, mine production capacity is planned to increase by more than 60 million tonnes a year between 2014 and 2017. The majority of the low-cost growth will be delivered in the next two years, with mine production of more than 330 million tonnes (100 per cent basis) expected from the Pilbara in 2015.

Iron Ore Company of Canada (IOC)

First quarter saleable production was 12 per cent lower than the same period of 2013 due to the exceptionally cold weather associated with a polar vortex experienced in North America.

Pellet sales were 14 per cent higher than in the first quarter of 2013. Concentrate sales were 33 per cent lower than the first quarter of 2013 as a result of the unusually cold weather.

2014 production guidance

2014 production guidance remains unchanged. Rio Tinto expects to produce approximately 295 million tonnes (100 per cent basis) from its global operations in Australia and Canada, subject to weather constraints. The full ramp up in the Pilbara to nameplate capacity of 290 Mt/a is expected to be delivered by the end of the first half of 2014. The drawdown of iron ore inventories at the Pilbara mines will continue to allow shipments to ramp up ahead of production, with around five million tonnes of inventory drawdown expected during the year.

COPPER

Rio Tinto share of production

	Q1 2014	vs Q1 2013	vs Q4 2013
Kennecott Utah Copper
Mined copper (000 tonnes)	69.2	+44%	+7%
Refined copper (000 tonnes)	53.1	+5%	-8%
Molybdenum (000 tonnes)	0.9	-47%	-49%
Mined gold (000 oz)	63.3	+36%	-14%
Refined gold (000 oz)	62.0	+4%	+30%
Escondida
Mined copper (000 tonnes)	78.8	-8%	-6%
Refined copper (000 tonnes)	22.7	+1%	-2%
Grasberg
Mined copper (000 tonnes)	0.0	0%	-100%
Oyu Tolgoi
Mined copper (000 tonnes)	8.5	N/A	-23%
Mined gold (000 oz)	22.0	N/A	-11%

Kennecott Utah Copper

First quarter production of copper and gold contained in concentrates improved significantly on the same period in 2013, reflecting higher grades at the mine and improved recoveries at the concentrator due to the flotation expansion completed in the third quarter of 2013. Molybdenum production in the first quarter was lower than the first quarter of 2013 due to lower grades.

Copper cathode production for the first quarter was five per cent higher than in the same period in 2013. A 65-day smelter shutdown is planned to start in September which will impact cathode production in the second half of 2014.

Escondida

Mined copper production decreased eight per cent on the first quarter of 2013. This decrease was driven by lower ore grades, partially offset by higher mill throughput.

Oyu Tolgoi / Turquoise Hill Resources

Production for the first quarter was 25.3 thousand tonnes of copper and 65.6 thousand ounces of gold in concentrates (Rio Tinto share 8.5 thousand tonnes and 22.0 thousand ounces). Higher grades compared to last quarter were more than offset by lower throughput due to post-commissioning issues which required a shutdown of one grinding circuit line to complete inspections and repairs during the quarter. These are now complete and full production recommenced in March.

Customer collections of concentrate from the Chinese bonded warehouse continued to ramp up, with the sale of 13.1 thousand tonnes of copper and 27.8 thousand ounces of gold in concentrates (100 per cent basis) recognised in the first quarter of 2014. Monitoring customer collections and inventory levels will help ensure that inventories approach appropriate levels by the end of 2014.

Grasberg

Rio Tinto does not expect 2014 production to exceed the metal attributable to its joint venture partner. Accordingly, Rio Tinto expects its share of joint venture production to be zero for the year.

2014 production guidance

2014 production guidance remains unchanged. Rio Tinto’s share of mined and refined copper production is expected to be approximately 570,000 tonnes and 260,000 tonnes, respectively. Mined copper guidance is approximately 60 thousand tonnes lower than actual production in 2013. Around 50 thousand tonnes of this reduction is due to divestments completed in 2013, with the remainder driven by the smelter shut and a decrease in full year ore grades at Kennecott Utah Copper, expected to be partially offset by increased production at Oyu Tolgoi.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q1 2014	vs Q1 2013	vs Q4 2013
Rio Tinto Alcan
Bauxite	10,044	+5%	-12%
Alumina	1,856	+17%	-3%
Aluminium	832	0%	-2%
Other operations
Gove alumina refinery	537	-10%	-20%

In November 2013, Rio Tinto announced the suspension of alumina production at Gove. The Gove alumina refinery is being progressively ramped down, with each of its three production stages being suspended independently. One stage was successfully ramped down in February. The second stage was suspended in early April and the third stage is due to be suspended in June. The refinery will move to care and maintenance from July 2014. It continues to be reported separately from Rio Tinto Alcan.

Bauxite

Bauxite production set a new first quarter record and was five per cent higher than the same period in 2013. Production was lower than in the fourth quarter of 2013 due to maintenance activities which took place in Guinea and Brazil, adverse weather experienced at the Weipa mine from ex- tropical cyclone Gillian and the Gove bauxite mine adjusting to the curtailment of production at the Gove alumina refinery.

Alumina

First quarter alumina production was 17 per cent higher than the same period in 2013 due to the non-recurrence of weather conditions experienced due to ex -tropical cyclone Oswald which impacted production at both Queensland alumina refineries in the first quarter of 2013.

Aluminium

First quarter aluminium production was in line with the same period in 2013. Production was slightly lower than in the fourth quarter of 2013 due to the shutdown of the Shawinigan smelter at the end of November 2013 and the partial curtailment of production at the Boyne smelter in the first quarter of this year in response to high Queensland electricity prices over the summer months. These were partially offset by production from the newly inaugurated AP60 plant, which reached full capacity in December 2013.

2014 production guidance

Rio Tinto’s share of bauxite, alumina and aluminium production is expected to be 41 million tonnes, 8.0 million tonnes (previously 8.1 million tonnes) and 3.4 million tonnes, respectively. This excludes alumina production from the Gove alumina refinery, which is in the advanced stages of being suspended.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q1 2014	vs Q1 2013	vs Q4 2013
Rio Tinto Coal Australia
Hard coking coal	1,814	+18%	-20%
Semi-soft coking coal	936	-10%	+1%
Thermal coal	5,806	+17%	+6%
Rio Tinto Coal Mozambique

Hard coking coal	59	-47%	-60%
Thermal coal	54	-51%	-58%

Hard coking coal production in Australia was 18 per cent higher than the first quarter of 2013 due to improved production from the Kestrel mine. The Kestrel mine coal handling preparation plant was shut for upgrade works in the first quarter of 2013 as part of the Kestrel mine extension that was completed during the second half of last year. Hard coking coal production was 20 per cent lower than in the fourth quarter due to higher rainfall, in keeping with seasonal trends.

Semi-soft coking coal production was ten per cent lower than the first quarter of 2013, largely due to a planned change in the production profile.

Australian thermal coal production increased by 17 per cent compared with the first quarter of 2013 due to continued productivity gains achieved in the Hunter Valley and producing thermal coal from a processing plant by-product stream at Hail Creek.

The sale of Rio Tinto’s 50.1 per cent interest in the Clermont Joint Venture for $1.015 billion announced in October 2013 is expected to complete in the first half of 2014.

First quarter production in Mozambique was affected by rail and port constraints, as well as operational changes in response to security considerations. Operations have been moved to a day shift only, and were suspended for a period in February 2014.

Uranium

Rio Tinto share of production (000 lbs)

	Q1 2014	vs Q1 2013	vs Q4 2013
Energy Resources of Australia	0	-100%	-100%
Rössing	644	-34%	-12%

Process plant operations at ERA remain suspended following a leach tank failure in December 2013. ERA is now implementing its restart readiness plan based on the independent expert's recommendations on asset integrity and maintenance. The restart of processing operations remains subject to the receipt of regulatory approvals. ERA continues to work closely with regulatory authorities and key stakeholders in order to gain approval to restart processing operations.

First quarter production at Rössing was 34 per cent lower than the same period of 2013. This was a result of reduced mill throughput and recoveries following the temporary plant stoppage caused by a

December 2013 leach tank failure. Processing restarted on 11 January 2014 and the ramp up to full capacity was completed during the quarter.

2014 production guidance

Rio Tinto’s expected share of Australian hard coking coal production has decreased marginally to 8.2 million tonnes (previously 8.5 million tonnes) with a consequent expected increase in thermal coal production to 16.7 million tonnes (previously 16.5 million tonnes; excluding production from Clermont). This change is driven by prioritising production of thermal coal from a processing plant by-product stream at Hail Creek which delivers increased margins in the current price environment. Semi-soft coking coal production guidance remains unchanged at 3.0 million tonnes.

Rio Tinto’s share of uranium production at Rössing in 2014 is expected to be 3.3 million pounds. Production at ERA in 2014 remains subject to the timing of regulatory approvals for restarting processing operations.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q1 2014	vs Q1 2013	vs Q4 2013
Diamonds (000 carats)
Argyle	2,461	+24%	-22%
Diavik	1,119	-4%	-10%
Murowa	69	-12%	-34%
Minerals (000 tonnes)

Borates – B2O3 content	126	+13%	+4%
Titanium dioxide feedstock	389	-9%	+8%

Salt (000 tonnes)	1,586	+0%	-16%

Diamonds

At Argyle, carats recovered were 24 per cent higher than the first quarter of 2013 reflecting higher grade ore from the underground mine and the processing of highly concentrated tailings. Production in the first quarter of 2014 was 22 per cent lower than in the fourth quarter last year due to the exhaustion of all remaining open pit stockpiles in the fourth quarter and significant wet weather experienced in January and February which temporarily impacted mining and processing operations. The underground project remains on track, with the second crusher due for completion early in the third quarter this year.

Diavik had a strong operational performance in the first quarter with a 17 per cent increase in ore processed. However, due to a greater proportion of mined and processed ore coming from the lower grade A154N pipe in the quarter, carats recovered were four per cent lower than the first quarter of 2013.

First quarter carats recovered at Murowa were lower than the same period in 2013 due to lower grades, slightly lower ore processed and the impact of wet weather on mining operations, which were partially offset by processing previously stockpiled material.

Minerals

Borates production in the first quarter was 13 per cent higher than the same quarter in 2013 in response to higher sales demand in the quarter and in preparation for the commissioning of the new modified direct dissolving of kernite (MDDK) process plant in the third quarter of 2014.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide feedstock production was nine per cent lower than the first quarter of 2013 reflecting softer market demand. The planned rebuild of one of nine furnaces at Rio Tinto Fer et Titane (RTFT) continues to be postponed until market conditions for high grade titanium dioxide feedstock improve. First quarter production in 2014 increased eight per cent compared to the fourth quarter last year reflecting production increases at Richards Bay Minerals to match shipments of chloride feedstock.

Salt

First quarter production of salt was consistent with the same quarter of 2013, aligned with demand during the period.

2014 production guidance

2014 production guidance remains unchanged. Rio Tinto’s share of production is expected to be 1.5 million tonnes of titanium dioxide feedstocks, 0.5 million tonnes of boric oxide equivalent and 16 million carats of diamonds.

CORPORATE

On 13 January 2014, Rio Tinto announced that it had maintained its holding in Turquoise Hill Resources at approximately 50.8 per cent following the successful completion of the approximately $2.4 billion rights offering which was fully subscribed. The proceeds of the rights issue were used to repay loans outstanding to Rio Tinto, and resulted in a $1.2 billion reduction in Rio Tinto’s consolidated net debt.

On 12 February 2014, Rio Tinto announced that it had granted an option to LNG Canada to acquire or lease a wharf and associated land at its port facility at Kitimat in British Columbia, Canada. The agreement provides LNG Canada with a staged series of options payable against project milestones. The financial arrangements are commercially confidential.

On 7 April 2014, Rio Tinto announced that it would gift its 19.1 per cent shareholding in Northern Dynasty Minerals Ltd (Northern Dynasty), owner of the Pebble Project, to two local Alaskan charitable foundations. The decision follows the strategic review of Rio Tinto's interest in Northern Dynasty announced last year, which concluded that the Pebble Project does not fit with Rio Tinto's strategy.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2014 was $155 million compared with $257 million in 2013. Of the first quarter 2014 expenditure, approximately 34 per cent was incurred by the Copper Group, five per cent by Iron Ore, 19 per cent by Energy, 17 per cent by Diamonds and Minerals, one per cent by Rio Tinto Alcan and the balance by Central Exploration. There were no significant divestments of central exploration properties in the first quarter of 2014 or 2013.

Exploration highlights

Iron Ore

In the Pilbara (Western Australia) data processing and interpretation of airborne geophysical surveys continued. In Botswana a drilling programme commenced.

Copper

In the United States, field mapping, sampling and drilling continued across copper projects in Utah and Arizona. In South America, field reconnaissance, sampling and interpretation continued across projects in Chile and Peru. In Zambia, data compilation and core logging of historic drillholes was undertaken. In China CRTX, the Chinalco Rio Tinto Exploration Joint Venture, signed a cooperation agreement with the local Municipal Government to implement the exploration programme in Heilongjiang.

Bauxite

In Brazil, field mapping and auger drilling continued across several bauxite targets. In Laos, exploration continued with auger drilling, bulk sampling and a ground geophysical survey.

Coal

In the Bowen Basin (Queensland, Australia), field activities included mapping and ground geophysics while data compilation and interpretation continued.

Uranium

In the Athabasca (Canada), the winter drilling program was completed and tested a number of uranium targets.

Diamonds

In India, gravel sampling and ground geophysical surveys targeting diamonds continued.

Heavy Mineral Sands

In Gabon, an airborne geophysical survey was completed over heavy mineral sands target areas.

A summary of activity for the period is as follows:

Product Group	Evaluation	Advanced	Greenfield programmes
	projects	Projects
Aluminium	Amargosa, Brazil	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper	Copper/molybdenum:	Nickel: Tamarack, US	Copper: Australia, US,
	Resolution, US		Chile, Peru, Zambia,
	Copper: La Granja, Peru		Russia, Kazakhstan,
	Copper/gold: Oyu Tolgoi,		Uzbekistan, Mongolia,
	Mongolia		China
Diamonds &	Diamonds: Bunder, India		Diamonds: India
Minerals	Lithium borates: Jadar,		Heavy Mineral Sands:
	Serbia		Gabon
Heavy Mineral Sands:
Mutamba
Energy	Uranium: Ranger 3 Deeps,	Coal: Bowen Basin,	Uranium: Canada, US,
	Roughrider, Rössing Z20	Australia	Namibia, Australia

Iron Ore	Simandou, Guinea	Pilbara, Australia	Canada, Botswana
Pilbara, Australia

Mine-lease exploration continued at a number of Rio Tinto businesses including: Pilbara Iron, Rio Tinto Coal Australia, Richards Bay Minerals, Oyu Tolgoi, Resolution, Roughrider and Sweetwater.

This report represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules.

Contacts

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Rio Tinto production summary

Rio Tinto share of production

			Quarter		Full Year	% Change

					2013	Q1 14 vs Q1 13	Q1 14 vs Q4 13
		2013 Q1	2013 Q4	2014 Q1

Principal Commodities

Alumina	('000 t)	2,186	2,582	2,392	9,307	9%	-7%
Aluminium	('000 t)	834	853	832	3,383	0%	-2%
Bauxite	('000 t)	9,562	11,432	10,044	43,204	5%	-12%
Borates	('000 t)	111	121	126	495	13%	4%
Coal - hard coking	('000 t)	1,650	2,410	1,874	8,214	14%	-22%
Coal - semi-soft coking	('000 t)	1,039	922	936	3,859	-10%	1%
Coal - thermal	('000 t)	5,052	5,624	5,860	22,975	16%	4%
Copper - mined	('000 t)	133.8	165.6	156.5	579.4	17%	-6%
Copper - refined	('000 t)	73.0	81.0	75.8	285.2	4%	-6%
Diamonds	('000 cts)	3,236	4,498	3,650	16,027	13%	-19%
Iron ore	('000 t)	48,250	55,510	52,339	208,966	8%	-6%
Titanium dioxide feedstock	('000 t)	427	361	389	1,622	-9%	8%
Uranium	('000 lbs)	2,335	1,493	644	8,105	-72%	-57%
Other Metals & Minerals

Gold - mined	('000 oz)	54	106	94	288	75%	-11%
Gold - refined	('000 oz)	60	48	62	192	4%	30%
Molybdenum	('000 t)	1.8	1.8	0.9	5.7	-47%	-49%
Salt	('000 t)	1,585	1,886	1,586	6,728	0%	-16%
Silver - mined	('000 oz)	925	1,337	1,197	4,250	29%	-10%
Silver - refined	('000 oz)	672	633	598	2,158	-11%	-5%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	362	346	353	378	360	1,439
Queensland Alumina	80%	593	697	695	722	697	2,707
São Luis (Alumar)	10%	83	84	85	91	88	343
Yarwun	100%	523	620	608	696	683	2,446
Jonquière (Vaudreuil) specialty alumina plant	100%	25	30	25	23	26	103
Rio Tinto Alcan total
		1,587	1,776	1,764	1,909	1,856	7,037
Other Aluminium - Gove refinery (a)	100%	599	470	528	673	537	2,270
Rio Tinto total alumina production
		2,186	2,246	2,293	2,582	2,392	9,307

ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Australia - Bell Bay (b)	100%	46	47	47	47	46	187
Australia - Boyne Island (b)	59%	83	83	84	83	76	333
Australia - Tomago (b)	52%	68	69	71	72	70	281
Cameroon - Alucam (Edéa)	47%	5	8	11	11	11	35
Canada - seven wholly owned (c) (d)	100%	329	338	335	331	322	1,333
Canada - Alouette (Sept-Îles)	40%	59	58	57	59	58	233
Canada - Bécancour	25%	27	27	28	27	28	109
France - Dunquerque	100%	64	60	66	68	67	258
Iceland - ISAL (Reykjavik)	100%	49	50	49	49	50	197
New Zealand - Tiwai Point (b)	79%	65	62	64	66	64	257
Norway - SØRAL (Husnes)	50%	11	11	11	12	11	45
Oman - Sohar	20%	18	18	18	17	18	71
UK - Lochaber	100%	12	11	11	11	10	44
Rio Tinto total aluminium production
		834	843	853	853	832	3,383

BAUXITE
Production ('000 tonnes) (e)
Rio Tinto Alcan
Gove (b)	100%	1,918	1,857	1,983	2,271	1,804	8,029
Porto Trombetas	12%	384	473	506	525	438	1,887
Sangaredi	(f)	1,477	1,831	1,790	1,848	1,686	6,947
Weipa	100%	5,783	6,800	6,971	6,787	6,116	26,341
Rio Tinto total bauxite production
		9,562	10,960	11,250	11,432	10,044	43,204

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	111	137	127	121	126	495

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,217	1,373	1,483	1,536	1,190	5,608
Kestrel Coal	80%	321	387	608	726	625	2,043
Total Rio Tinto Coal Australia hard coking coal
		1,539	1,759	2,091	2,262	1,814	7,651
Rio Tinto Coal Mozambique
Benga	65%	111	143	162	148	59	564
Rio Tinto total hard coking coal production
		1,650	1,902	2,253	2,410	1,874	8,214

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	651	463	466	527	431	2,107
Mount Thorley	64%	271	364	241	305	355	1,182
Warkworth	44%	117	320	43	90	151	569
Rio Tinto total semi-soft coking coal production
		1,039	1,147	750	922	936	3,859

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	565	721	710	638	758	2,634
Clermont (g)	50%	1,130	1,524	1,753	1,496	1,286	5,903
Hail Creek Coal (h)	82%	-	-	21	136	320	157
Hunter Valley	80%	1,893	2,553	2,330	2,026	2,350	8,802
Kestrel Coal	80%	169	89	53	60	70	371
Mount Thorley	64%	483	413	263	350	382	1,508
Warkworth	44%	704	547	1,069	791	641	3,110
Total Rio Tinto Coal Australia thermal coal
		4,943	5,846	6,198	5,497	5,806	22,485
Rio Tinto Coal Mozambique
Benga	65%	109	132	122	127	54	490
Rio Tinto total thermal coal production
		5,052	5,978	6,321	5,624	5,860	22,975

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
COPPER
Mine production ('000 tonnes) (e)
Bingham Canyon	100%	48.2	39.2	59.1	64.5	69.2	211.0
Escondida	30%	85.6	85.6	81.5	83.8	78.8	336.5
Grasberg - Joint Venture (i)	40%	0.0	0.0	0.0	6.3	0.0	6.3
Oyu Tolgoi (j)	34%	-	4.4	10.3	11.0	8.5	25.7
Rio Tinto total mine production
		133.8	129.2	150.9	165.6	156.5	579.4
Refined production ('000 tonnes)
						22.7
Escondida	30%	22.6	23.8	22.0	23.2		91.6
Kennecott Utah Copper	100%	50.4	39.2	46.3	57.7	53.1	193.6
Rio Tinto total refined production
		73.0	63.0	68.3	81.0	75.8	285.2

DIAMONDS
Production ('000 carats)
Argyle	100%	1,990	3,130	3,085	3,153	2,461	11,359
Diavik	60%	1,167	936	1,003	1,240	1,119	4,346
Murowa	78%	79	69	70	105	69	322
Rio Tinto total diamond production
		3,236	4,135	4,158	4,498	3,650	16,027

GOLD
Mine production ('000 ounces) (e)
Barneys Canyon	100%	0.0	0.4	0.0	0.0	0.0	0.4
Bingham Canyon	100%	46	31	56	74	63	207
Escondida	30%	7	7	7	7	9	28
Grasberg - Joint Venture (i)	40%	0	0	0	0	0	0
Oyu Tolgoi (j)	34%	-	7	21	25	22	53
Rio Tinto total mine production
		54	45	83	106	94	288
Refined production ('000 ounces)
						62
Kennecott Utah Copper	100%	60	44	40	48		192

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
IRON ORE
Production ('000 tonnes) (e)
Hamersley - six wholly owned mines	100%	30,774	32,946	33,707	35,868	33,898	133,295
Hamersley - Channar	60%	1,743	1,742	1,528	1,615	1,642	6,628
Hamersley - Eastern Range	(k)	2,508	2,460	2,571	2,513	2,447	10,052
Hope Downs	50%	3,869	3,965	4,504	4,556	4,780	16,894
Iron Ore Company of Canada	59%	2,009	2,341	2,353	2,321	1,764	9,024
Robe River	53%	7,347	8,375	8,714	8,637	7,808	33,073

Rio Tinto total iron ore production		48,250	51,829	53,377	55,510	52,339	208,966
Breakdown:
						13,251
Pilbara Blend Lump		11,997	13,217	13,269	13,665		52,148
Pilbara Blend Fines		18,181	18,572	19,237	20,480	19,616	76,470
Robe Valley Lump		1,252	1,387	1,658	1,631	1,413	5,928
Robe Valley Fines		2,661	3,039	3,066	2,960	2,916	11,726
Yandicoogina Fines (HIY)		12,150	13,272	13,795	14,453	13,379	53,670
IOC Concentrate		797	1,086	1,048	1,057	629	3,988
IOC Pellets		1,212	1,255	1,305	1,264	1,136	5,036

MOLYBDENUM
Mine production ('000 tonnes) (e)
Bingham Canyon	100%	1.8	0.9	1.2	1.8	0.9	5.7

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,585	1,670	1,586	1,886	1,586	6,728

SILVER
Mine production ('000 ounces) (e)
Bingham Canyon	100%	663	431	852	930	744	2,876
Escondida	30%	261	306	305	337	398	1,210
Grasberg - Joint Venture (i)	40%	0	0	0	0	0	0
Oyu Tolgoi (j)	34%	-	28	66	70	54	164
Rio Tinto total mine production
		925	766	1,223	1,337	1,197	4,250
Refined production ('000 ounces)
						598
Kennecott Utah Copper	100%	672	457	395	633		2,158

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (l)	100%	427	461	373	361	389	1,622

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (m)	68%	1,352	1,433	920	758	0	4,462
Rössing	69%	983	976	948	735	644	3,643
Rio Tinto total uranium production
		2,335	2,408	1,868	1,493	644	8,105

Production data notes:

(a) On 29 November 2013, Rio Tinto announced plans to suspend production at the Gove refinery in 2014; the Gove refinery has been transferred from 'Rio Tinto Alcan' to 'Other Aluminium'.

(b) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Gove mine, Bell Bay, Boyne Island, Tomago and Tiwai Point smelters, would be reintegrated in Rio Tinto Alcan.

(c) The Shawinigan smelter ceased production on 29 November 2013.

(d) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.

(e) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(f) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(g) In October 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 50.1% interest in the Clermont Joint Venture.

(h) Hail Creek commenced production of thermal coal from reprocessed coking coal reject following completion of a successful trial in the third quarter of 2013.

(i) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto does not expect 2014 production to exceed the metal attributable to its joint venture partner. Accordingly, Rio Tinto's share of joint venture production was zero for the first quarter 2014.

(j) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd. Production included in the table is from 1 May 2013.

(k) Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(l) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(m) ERA production has been restated from 'produced ready for packing' to 'drummed' U3O8, in line with production reported by Energy Resources of Australia Ltd to the Australian Stock Exchange (ASX).

The Rio Tinto percentage shown above is at 31 March 2014.

Rio Tinto's interest in the Northparkes and Palabora mines and the Saint-Jean-de-Maurienne and Sebree smelters were sold in 2013. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
interest	2013	2013	2013	2013	2014	2013

ALUMINIUM

Rio Tinto Alcan - Bauxite

Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory (a)	100.0%	1,918	1,857	1,983	2,271	1,804	8,029
Weipa mine - Queensland	100.0%	5,783	6,800	6,971	6,787	6,116	26,341
Brazil
Porto Trombetas (MRN) mine	12.0%	3,198	3,941	4,214	4,376	3,649	15,729
Guinea
Sangaredi mine (b)	23.0%	3,282	4,070	3,978	4,107	3,747	15,437
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		9,381	11,148	11,166	11,268	9,829	42,962

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Gove mine, would be reintegrated in Rio Tinto Alcan.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	741	872	868	903	872	3,384
Yarwun refinery - Queensland	100.0%	523	620	608	696	683	2,446
Brazil
São Luis (Alumar) refinery	10.0%	833	836	848	908	882	3,425
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	362	346	353	378	360	1,439

(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
ALUMINIUM (continued) Rio Tinto Alcan - Specialty Alumina Specialty alumina production ('000 tonnes) Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	25	30	25	23	26	103
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania (a)	100.0%	46	47	47	47	46	187
Boyne Island smelter - Queensland (a)	59.4%	139	140	142	139	129	561
Tomago smelter - New South Wales (a)	51.6%	133	134	139	139	136	545
Cameroon
Alucam (Edéa) smelter	46.7%	11	16	24	24	24	75
Canada
Alma smelter - Quebec	100.0%	106	110	111	113	112	440
Alouette (Sept-Îles) smelter - Quebec	40.0%	146	146	143	147	144	582
Arvida smelter - Quebec	100.0%	43	44	45	43	42	175
Arvida AP60 smelter - Quebec (b)	100.0%	-	-	-	9	14	9
Bécancour smelter - Quebec	25.1%	107	108	110	109	111	435
Grande-Baie smelter - Quebec	100.0%	55	56	56	56	56	224
Kitimat smelter - British Columbia	100.0%	45	44	42	40	38	172
Laterrière smelter - Quebec	100.0%	56	60	62	61	60	239
Shawinigan smelter - Quebec (c)	100.0%	23	24	20	7	-	74
France
Dunkerque smelter	100.0%	64	60	66	68	67	258
Saint-Jean-de-Maurienne smelter (d)	0.0%	22	23	24	16	-	85
Iceland
ISAL (Reykjavik) smelter	100.0%	49	50	49	49	50	197
New Zealand
Tiwai Point smelter (a)	79.4%	82	78	81	83	81	324
Norway
SØRAL (Husnes) smelter	50.0%	22	22	22	23	23	89
Oman
Sohar smelter	20.0%	89	91	89	85	88	354
United Kingdom
Lochaber smelter	100.0%	12	11	11	11	10	44
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales ('000 tonnes)		920	989	1,024	991	887	3,924

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Bell Bay, Boyne Island, Tomago and Tiwai Point smelters, would be reintegrated in Rio Tinto Alcan.

(b) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.

(c) The Shawinigan smelter ceased production on 29 November 2013.

(d) Rio Tinto sold its 100% interest in the Saint-Jean-de-Maurienne smelter with an effective date of 16 December 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
ALUMINIUM (continued) Other Aluminium - Smelter Grade Alumina Alumina production ('000 tonnes) Australia

Gove refinery - Northern Territory (a)	100.0%	599	470	528	673	537	2,270

Other Aluminium - Primary Aluminium Primary aluminium production ('000 tonnes) USA
Sebree smelter - Kentucky (b)	0.0%	52	35	-	-	-	87

(a) On 29 November 2013, Rio Tinto announced plans to suspend production at the Gove refinery in 2014; the Gove refinery has been transferred from 'Rio Tinto Alcan' to 'Other Aluminium'.

(b) Rio Tinto sold its 100% interest in the Sebree smelter with an effective date of 1 June 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a)		111	137	127	121	126	495
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		1,765	2,254	2,220	1,992	2,369	8,232
Clermont Coal mine (a)	50.1%
Queensland
Thermal coal ('000 tonnes)		2,256	3,041	3,499	2,986	2,567	11,782
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,485	1,674	1,808	1,873	1,451	6,839
Thermal coal ('000 tonnes) (b)		-	-	25	166	390	191
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		814	579	582	659	539	2,634
Thermal coal ('000 tonnes)		2,366	3,191	2,912	2,533	2,937	11,002
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		402	483	760	908	781	2,553
Thermal coal ('000 tonnes)		211	111	66	75	88	463
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		424	569	377	477	554	1,846
Thermal coal ('000 tonnes)		754	645	411	547	596	2,357

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013

COAL (continued)
Warkworth mine	44.5%

New South Wales
Semi-soft coking coal ('000 tonnes)		263	719	96	202	339	1,281
Thermal coal ('000 tonnes)		1,583	1,229	2,403	1,779	1,439	6,995

Total hard coking coal production ('000 tonnes)		1,886	2,157	2,568	2,780	2,232	9,392
Total semi-soft coking coal production ('000 tonnes)		1,501	1,867	1,055	1,338	1,431	5,761
Total thermal coal production ('000 tonnes)		8,936	10,472	11,537	10,078	10,387	41,023

Total coal production ('000 tonnes)		12,323	14,496	15,161	14,196	14,050	56,176

Total coal sales ('000 tonnes)		12,259	14,056	14,481	15,027	14,014	55,823

Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,535	1,776	1,846	2,289	1,990	7,445
Share of semi-soft coal sales ('000 tonnes) (d)		1,115	981	806	1,048	820	3,950
Share of thermal coal sales ('000 tonnes) (d)		4,931	5,682	5,952	5,750	5,827	22,316

(a) In October 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 50.1% interest in the Clermont Joint Venture.

(b) Hail Creek commenced production of thermal coal from reprocessed coking coal reject following completion of a successful trial in the third quarter of 2013.

(c) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.

(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine	65.0%
Hard coking coal production ('000 tonnes)		171	219	249	228	91	867
Thermal coal production ('000 tonnes)		168	202	188	196	82	754

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		18,964	19,295	18,276	19,584	21,051	76,119
Average copper grade (%)		1.44	1.42	1.37	1.30	1.12	1.38
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		229.3	231.9	210.6	214.4	195.5	886.2
Contained gold ('000 ounces)		24	24	22	24	29	94
Contained silver ('000 ounces)		870	1,021	1,017	1,124	1,326	4,032
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		55.9	53.5	61.0	64.9	67.1	235.3
Refined production from leach plants:
Copper cathode production ('000 tonnes)		75.3	79.3	73.2	77.5	75.8	305.3

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)	17,943	10,403	18,235	18,837	18,908	65,418
Average mill head grades:
Copper (%)	0.66	0.73	0.74	0.87	0.72	0.76
Gold (g/t)	0.52	0.53	0.65	0.99	0.68	0.69
Silver (g/t)	2.15	3.65	2.68	3.72	2.30	2.99
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)	103.0	65.2	119.2	148.9	114.5	436.3
Gold in concentrates ('000 ounces)	218	135	306	517	304	1,177
Silver in concentrates ('000 ounces)	812	509	1,069	1,479	778	3,868
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)	89.8	71.6	107.5	138.3	117.5	407.3
Gold in concentrates ('000 ounces)	192	150	278	475	326	1,096
Silver in concentrates ('000 ounces)	563	452	761	1,090	672	2,866

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The first quarter 2014 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for the first quarter 2014 until the release of its 2014 first-quarter results on 24 April 2014.

(b) Rio Tinto share of Grasberg production is 40% of the expansion.

(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.0	0.4	0.0	0.0	0.0	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,733	8,192	10,593	13,088	11,916	43,606
Average ore grade:
Copper (%)		0.47	0.54	0.62	0.56	0.65	0.55
Gold (g/t)		0.18	0.15	0.22	0.28	0.25	0.21
Silver (g/t)		2.42	2.18	4.16	3.12	2.62	3.01
Molybdenum (%)		0.033	0.022	0.034	0.032	0.029	0.031
Copper concentrates produced ('000 tonnes)		223	170	235	257	299	885
Average concentrate grade (% Cu)		21.7	23.0	25.2	25.1	23.1	23.8
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		48.2	39.2	59.1	64.5	69.2	211.0
Gold ('000 ounces)		46	31	56	74	63	207
Silver ('000 ounces)		663	431	852	930	744	2,876
Molybdenum concentrates produced ('000 tonnes):		3.5	1.7	2.4	3.5	1.9	11.1
Molybdenum in concentrates ('000 tonnes)		1.8	0.9	1.2	1.8	0.9	5.7

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b) Includes a small amount of copper in precipitates.

Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)	245	123	256	266	273	890
Copper anodes produced ('000 tonnes) (a)	50.6	30.1	54.3	56.9	57.4	192.0
Production of refined metal:
Copper ('000 tonnes)	50.4	39.2	46.3	57.7	53.1	193.6
Gold ('000 ounces) (b)	60	44	40	48	62	192
Silver ('000 ounces) (b)	672	457	395	633	598	2,158

(a) New metal excluding recycled material.

(b) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
COPPER & GOLD (continued)
Northparkes Joint Venture (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,419	1,542	1,528	989	-	5,478
Average ore grade:
Copper (%)		1.06	1.02	1.04	1.03	-	1.04
Gold (g/t)		0.49	0.47	0.45	0.44	-	0.47
Copper concentrates produced ('000 tonnes)		39.7	42.8	44.2	27.1	-	153.6
Contained copper in concentrates:
Saleable production ('000 tonnes)		13.3	14.0	14.3	9.0	-	50.6
Sales ('000 tonnes) (b)		10.7	11.3	8.9	11.6	-	42.5
Contained gold in concentrates:
Saleable production ('000 ounces)		17	17	17	10	-	62
Sales ('000 ounces) (b)		14.9	13.4	11.0	14.1	-	53.4

(a) Rio Tinto sold its 80% interest in Northparkes with an effective date of 1 December 2013. Production is shown up to that date.

(b) Rio Tinto's 80% share of material from the Joint Venture.

Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)	-	4,430	8,052	7,835	5,560	20,317
Average mill head grades:
Copper (%)	-	0.42	0.47	0.49	0.52	0.47
Gold (g/t)	-	0.27	0.36	0.41	0.49	0.36
Silver (g/t)	-	1.31	1.39	1.44	1.52	1.39
Copper concentrates produced ('000 tonnes)	-	50.2	110.3	129.5	102.9	290.0
Average concentrate grade (% Cu)	-	26.1	27.7	25.4	24.6	26.4
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)	-	13.1	30.6	32.9	25.3	76.7
Gold in concentrates ('000 ounces)	-	21	62	74	66	157
Silver in concentrates ('000 ounces)	-	85	196	208	163	489
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)	-	-	-	6.1	13.1	6.1
Gold in concentrates ('000 ounces)	-	-	-	10	28	10
Silver in concentrates ('000 ounces)	-	-	-	36	78	36

(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
COPPER & GOLD (continued)
Palabora (a)	0.0%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		2,139	2,221	-	-	-	4,360
Average ore grade: copper (%)		0.56	0.58	-	-	-	0.57
Copper concentrates produced ('000 tonnes)		35.5	47.7	-	-	-	83.2
Average concentrate grade: copper (%)		28.4	25.3	-	-	-	26.7
Copper in concentrates ('000 tonnes)		10.1	12.1	-	-	-	22.2
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		54.2	57.1	-	-	-	111.3
New copper anodes produced ('000 tonnes)		14.1	13.2	-	-	-	27.3
Refined new copper produced ('000 tonnes)		13.0	12.9	-	-	-	25.8
Gold in Anode Slimes ('000 tonnes)		2.8	2.6	-	-	-	5.5
By-products:
Magnetite concentrate ('000 tonnes)		1,146	1,482	-	-	-	2,628
Nickel contained in products (tonnes)		6	11	-	-	-	17
Vermiculite plant
Vermiculite produced ('000 tonnes)		32	41	-	-	-	73

(a) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

DIAMONDS
Argyle Diamonds (a)	100.0%
Western Australia
AK1 ore processed ('000 tonnes)	1,533	1,929	2,088	1,728	724	7,278
AK1 diamonds produced ('000 carats)	1,990	3,130	3,085	3,153	2,461	11,359

(a) Rio Tinto officially opened the Argyle underground mine on 30 April 2013.

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)	503	526	548	539	587	2,116
Diamonds recovered ('000 carats)	1,946	1,559	1,672	2,066	1,865	7,243
Murowa Diamonds	77.8%

Zimbabwe
Ore processed ('000 tonnes)	153	122	145	144	142	564
Diamonds recovered ('000 carats)	101	88	90	135	89	414

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley - Paraburdoo, Mt Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	30,775	32,945	33,707	35,868	33,898	133,295
Hamersley - Channar	60.0%	2,905	2,904	2,546	2,692	2,737	11,047
Hamersley - Eastern Range	(a)	2,508	2,460	2,571	2,513	2,447	10,052
Hope Downs	50.0%	7,737	7,932	9,007	9,112	9,559	33,788
Robe River - Pannawonica (Mesas J and A)	53.0%	7,383	8,352	8,912	8,661	8,168	33,308
Robe River - West Angelas	53.0%	6,479	7,451	7,528	7,635	6,564	29,093
Total production ('000 tonnes)
		57,787	62,044	64,271	66,481	63,373	250,583

Breakdown of total production:
Pilbara Blend Lump		15,099	16,641	16,845	17,374	17,031	65,959
Pilbara Blend Fines		23,154	23,780	24,719	25,993	24,795	97,646
Robe Valley Lump		2,363	2,616	3,129	3,076	2,666	11,184
Robe Valley Fines		5,021	5,735	5,783	5,585	5,502	22,124
Yandicoogina Fines (HIY)		12,150	13,272	13,795	14,453	13,379	53,670

Breakdown of total sales:
Pilbara Blend Lump		12,472	13,356	14,408	15,628	14,969	55,864
Pilbara Blend Fines		22,753	23,437	26,177	28,999	27,822	101,366
Robe Valley Lump		2,019	1,982	2,794	3,096	2,265	9,891
Robe Valley Fines		4,645	5,637	6,298	6,592	5,431	23,172
Yandicoogina Fines (HIY)		12,833	12,056	14,576	14,504	13,732	53,969
Total sales ('000 tonnes) (b)
		54,722	56,468	64,253	68,819	64,219	244,262

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)	1,357	1,849	1,785	1,801	1,071	6,792
Pellets ('000 tonnes)	2,064	2,138	2,222	2,152	1,934	8,576
Sales:
Concentrates ('000 tonnes)	939	2,245	1,481	1,530	633	6,195
Pellets ('000 tonnes)	1,648	2,582	2,289	2,064	1,876	8,583

Global Iron Ore Totals
Iron Ore Production ('000 tonnes)	61,209	66,030	68,278	70,434	66,378	265,951
Iron Ore Sales ('000 tonnes)	57,310	61,294	68,023	72,414	66,728	259,041

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Full Year
	interest	2013	2013	2013	2013	2014	2013
SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,319	2,444	2,320	2,759	2,320	9,841

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide feedstock ('000 tonnes)		427	461	373	361	389	1,622

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM

Energy Resources of Australia Ltd

Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,977	2,095	1,345	1,108	0	6,525

(a) ERA production has been restated from 'produced ready for packing' to 'drummed' U3O8, in line with production reported by Energy Resources of Australia Ltd to the Australian Stock Exchange (ASX).

Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,434	1,423	1,383	1,072	939	5,312

Rio Tinto percentage interest shown above is at 31 March 2014. The data represent full production and sales on a 100% basis unless otherwise stated.